Exhibit 99.1

YM BIOSCIENCES ANNOUNCES MILESTONE PAYMENT FOR APPROVAL
OF NIMOTUZUMAB IN THE PHILIPPINES AND INDONESIA

MISSISSAUGA, Canada - December 12, 2008 - YM BioSciences Inc. (NYSE Alternext US:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that its majority-owned subsidiary CIMYM BioSciences Inc. received a milestone payment from its licensee Innogene Kalbiotech Ltd (IGK) in recognition of the recent marketing approval of nimotuzumab in the Philippines and Indonesia. IGK is the biotech subsidiary of P.T Kalbe Farma Tbk (Jakarta, Indonesia), one of the largest pharmaceutical companies in the region with more than 8,100 employees and annual revenues exceeding US$300 million.

“With the addition of the Philippines and Indonesia, nimotuzumab has now received marketing approval in twelve countries. Demand for novel medicines is growing rapidly in the emerging markets of the world and nimotuzumab is well positioned to become a key cancer therapeutic in these territories due to its unique safety profile compared with the other EGFR-targeting drugs,” said David Allan, Chairman and CEO of YM BioSciences. “Highlighting this competitive advantage, reports have increased in frequency describing toxicities associated with the combination of the other EGFR drugs and radiation. In addition to Grade III/IV rash, Grade IV radiation dermatitis, another serious and debilitating toxicity, has recently been reported affecting approximately 28% of patients treated with a currently marketed EGFR-targeting antibody together with radiation while absent in patients treated with radiation alone.”

In none of the clinical trials of nimotuzumab to date, to YM's knowledge, have any of the patients developed Grade III/IV acneiform rash, also a severe and dose-limiting side-effect observed in all of the other antibodies and with small molecules targeting the EGF tyrosine kinase signaling pathway. Unrelated to the rash, Grade III/IV radiation dermatitis is a severe toxicity reported in almost half the patients treated with other EGFR-targeting antibody drugs in combination with radiation while absent in nimotuzumab/radiation treated patients. Reports of any severe incidents of the other side-effects that are typical of EGFR-targeting molecules have been rare. These severe side-effects can result in treatment interruptions, one of the leading causes of treatment failure and, unlike cetuximab, nimotuzumab patients do not have to be pre-medicated to prevent infusion reactions.

Nimotuzumab is being developed to compete as best-in-class therapy against the currently marketed EGFR-targeting drugs. This drug has displayed efficacy in numerous tumour types (published and presented at major conferences including ASCO), having completed more than 27 clinical trials demonstrating anti-cancer activity that rivals the other EGFR-targeting antibody drugs.

Nimotuzumab is currently being advanced in several randomized Phase II and III trials in Japan, Europe and elsewhere and is undergoing a YM-sponsored confirmatory trial in pediatric glioma in Canada and the US.

NYSE Alternext US notice
The Company received an audit opinion for the fiscal year ended June 30, 2008 which included an explanatory paragraph referencing note 1 to the consolidated financial statements of the Company's fiscal 2008 annual report which discusses substantial doubt about the Company's ability to continue as a going concern as the Company has no net earnings, minimal revenue and negative operating cash flows. YM had net cash of more than CDN $52 million at September 30, 2008 which it believes is sufficient to continue its development activity well beyond the 2009 fiscal year.  The disclosure in note 1 is consistent with YM’s disclosure in previous financial reports and is intended to alert readers to the risks inherent to the industry in which it operates, which include the reliance on the capital markets and uncertain partnership revenues.

About YM BioSciences
YM BioSciences Inc. is a company that identifies, develops and commercializes differentiated products principally in the area of oncology for patients worldwide.  The Company is developing nimotuzumab, a humanized monoclonal antibody, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. Nimotuzumab is in development targeting multiple tumour types in combination with radiation, chemoradiation and chemotherapy. The drug, which is approved for marketing in a number of countries, is significantly differentiated from all other currently marketed EGFR-targeting agents because of a remarkably benign side-effect profile. In more than 3,000 patients treated worldwide, to date, no Grade III/IV rash or radiation dermatitis has been reported and reports of any of the other side-effects that are typical of EGFR-targeting molecules have been rare. AeroLEF® is in development for the treatment of moderate to severe pain, including cancer pain. The product completed a randomized trial in 2007 and is being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-646-378-2931 Email: tfechtner@troutgroup.com	Tel. +1-416-815-0700 x 229 Email: jsmith@equicomgroup.com

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